September 4, 2008

Via EDGAR and by courier

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street NE

Washington, D.C. 20549

RE:	Heckmann Corporation
Form S-4
Filed on June 16, 2008
Amendment No. 1 to Form S-4
Filed July 25, 2008
Amendment No. 2 to Form S-4
Filed August 22, 2008
File No. 333-151670

Dear Mr. Reynolds:

This letter responds to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated August 29, 2008, to Heckmann Corporation (the “Company”) regarding the Registration Statement on Form S-4, File No. 333-151670 (the “Registration Statement”), filed by the Company on June 16, 2008, as amended by Amendment No. 1 to the Registration Statement, filed on July 25, 2008, and Amendment No. 2 to the Registration Statement, filed on August 22, 2008.

This letter sets forth Comment Nos. 6-9 of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. Following the submission of this letter, the Company intends to submit an additional response letter responding to Staff Comments Nos. 1-5 and 10 and to file an Amendment No. 3 to the Registration Statement on Form S-4 containing appropriate modifications in response to such comments.

Note 7—Investment in Equity Investee, page F-39

Staff Comment:

6. We note your response to comment 37 of our letter dated August 15, 2008. We continue to believe that you have not demonstrated sufficient objective support for the use of a valuation that is different from the observable market value. We do not dispute that the trading of China Water’s stock is thin. However, we do not believe you have demonstrated sufficient objective evidence that the market value of China Water’s stock on the date of acquisition of China Bottles was $3.50 per share. The Financial Accounting Standards Boards considered in paragraph 58 of SFAS 07 the issue of whether quoted market prices from thin markets do not provide relevant measures of fair value. The Board reiterated its belief that quoted prices, even from thin markets, provide useful information because investors and creditors regularly rely on those prices to make their decisions. As such, please revise China Water’s financial statements to value the stock using the quoted market price. In addition, you should use the quoted market price in other instances where you have determined the valuation to be a value other than the quoted market price. We have noted such other instances include the valuation of shares issued in the acquisition of Pilpol and the measurement of the beneficial conversion feature in the January 2008 convertible debt issuance.

Company Response:

The Company acknowledges the Staff’s comment and provides the following further explanation for the determination by China Water that the quoted market price of its common stock at August 31, 2007, the date of the China Bottles transaction, did not reflect the fair value of its common stock on such date.

John Reynolds

United States Securities and Exchange Commission

September 4, 2008

As set forth in detail below, between May 31, 2007, the date of its reverse merger, and the August 31, 2007 China Bottles transaction, there were a total of only 11 public trades of China Water common stock on the OTCBB. These trades totaled 20,855 shares at prices ranging from $5.00 to $8.00 per share, and represented a total value of $134,210. By contrast, during the same period, in connection with the May 31, 2007 financing and the August 2007 Pilpol transaction, China Water issued or agreed to issue a total of 23,911,638 shares for a total value of $35,322,522. Similarly, after giving effect to the secured convertible notes transaction that occurred on January 24, 2008, between May 31, 2007 and January 24, 2008, the total number of shares of China Water common stock traded on the OTCBB was 469,336, at prices ranging from $5.00 to $17.25 per share and representing a total value of $4,533,340. During the same period, in connection with the May 31, 2007 financing, the August 2007 Pilpol transaction, and the January 24, 2008 secured convertible notes transaction, China Water issued or agreed to issue 35,676,344 shares for a total value of $85,322,522.

Based on the number of shares traded on the OTCBB and their value compared to the number of shares and value associated with the private transactions, China Water believes that the price of its common stock reflected in the private transactions is far more indicative of its fair value than the quoted market price, that the purchasers in the private transactions did not rely on (and, in fact, intentionally ignored) its quoted market price in making their investment decisions, and, accordingly, that the quoted market price was not a relevant or reliable indicator of the fair value of China Water common stock at any time during the period between May 31, 2007 and up through the date of the merger agreement with the Company.

In response to the Staff’s comment, the Company provides the following detailed explanation of the relevant transactions in China Water’s common stock and how China Water used this information, as well as certain corroborative data, to conclude that the fair value of its common stock at the date of the China Bottles transaction was $3.50 per share and not the $7.70 per share quoted market price.

•

On May 31, 2007, in connection with its reverse merger, China Water entered into a Securities Purchase Agreement pursuant to which it issued 4,447,612 shares of its Series A Convertible Preferred Stock to certain investors for a total purchase price of $30 million, or $6.70 per share (which was equal to $1.34 per share for the underlying common stock based on the initial 5:1 conversion ratio). The Series A shares were automatically convertible into common stock, at the 5:1 conversion ratio, upon the filing by China Water of an amendment to its certificate of incorporation increasing its authorized common stock. This amendment was approved by China Water’s board and stockholders on May 30, 2007 and was filed and became effective on July 10, 2007. As a result, on July 11, 2007, all 4,477,612 Series A shares automatically converted into 22,388,060 shares of China Water common stock.

Even though the May 31, 2007 financing related to preferred stock and not common stock, because the Series A shares were outstanding for such a short period of time, and because they were automatically convertible into common stock upon the filing of a charter amendment that had already been approved at the time of issuance, China Water viewed the transaction as, in reality, a common stock transaction. Accordingly, notwithstanding the quoted market price of its common stock on the OTCBB of $5.00 per share at such date, China Water believes that the $1.34 per share conversion price of the common stock, which was determined in an arm’s length transaction with sophisticated third party investors, reflected the fair value of its common stock at the date of the transaction.

•

On June 15, 2007, China Water entered into a Stock Purchase Agreement for the acquisition of the shares of Pilpol. Under this agreement, China Water agreed to pay 50% of the purchase price in cash and 50% of the purchase price through the issuance of shares of its common stock. With respect to the shares of common stock to be issued, the agreement provided that the number of shares to be issued would be equal to 50% of the purchase price divided by the average closing price of China Water common stock as quoted on the OTCBB for the 30 days immediately preceding the issuance date (defined as the 90th day following the effective date of the initial

John Reynolds

United States Securities and Exchange Commission

September 4, 2008

registration statement to be filed by China Water pursuant to a related registration rights agreement); provided that notwithstanding the foregoing, in the event that the average stock price was less than $2.00 per share, the stock consideration would be determined based on an average stock price of $2.00 per share. The agreement did not provide a ceiling on the maximum share price that could be utilized in the formula, so that increases in the share price prior to the issuance date would result in fewer shares issued to the Pilpol sellers.

Prior to the date of the Pilpol agreement, two trades had occurred in China Water stock during 2007 – a trade of 2,200 shares at $5.00 per share on June 7, 2007 and a trade of 10,400 shares at $5.50 per share on June 14, 2007. The next trade did not occur until July 20, 2007, when 1,300 shares were traded at the price of $8.00 per share. Following that date and through August 15, 2007, the date on which the Pilpol agreement was amended, four additional trades occurred, each at a price of $8.00, totaling 5,555 shares. Accordingly, between the May 31, 2007 financing and August 15, 2007, seven trades of China Water stock occurred, totaling 19,455 total shares at prices of either $5.00, $5.50 or $8.00.

Because of (i) the extreme illiquidity of the China Water stock and extremely small public float of approximately 150,000 shares, (ii) the fact that the increase in price from the $5.00 range to $8.00 on a single 1,300 share trade on July 20, 2007 demonstrated the potential volatility of the stock on such low volume and the impact that such volatility could have on the potential number of shares issuable to the Pilpol sellers under the agreed formula, (iii) the fact that the Pilpol agreement did not contain a price ceiling, such that the number of shares issuable to the Pilpol sellers could be substantially decreased if the quoted market price on the OTCBB continued to increase, and (iv) the parties overall belief that the quoted market price on the OTCBB did not reflect fair value, the Pilpol sellers and China Water engaged in discussions regarding the possibility of fixing the number of shares issuable to the Pilpol sellers. Based on these negotiations, on August 15, 2007, China Water and the Pilpol sellers entered into Amendment No. 1 to the Stock Purchase Agreement, pursuant to which the parties agreed to fix the number of shares issuable at the issue date at 1,523,578 shares, representing 50% of an aggregate purchase price of $10,665,044, or $5,332,522. At such price, the 1,523,578 shares were valued at $3.50 per share. At this agreed upon price, the $3.50 per share price represented a 56.0% discount to the quoted market price on August 15, 2007 of $8.00 per share.

•	Between August 15, 2007 and August 31, 2007, four additional trades of China Water common stock occurred, three at $8.00 and the last at $7.70, totaling 1,400 shares.

•

Between May 31, 2007 and August 31, 2007, there were a total of 11 public trades of China Water common stock on the OTCBB totaling 20,855 shares at prices ranging from $5.00 to $8.00 per share. During the same period, in connection with the May 31, 2007 financing and the Pilpol transaction, China Water had issued 22,388,060 shares at $1.34 and agreed to issue 1,523,578 shares at a price of $3.50.

•

On August 31, 2007, China Water issued 2,133,333 shares of common stock in connection with the China Bottles transaction. At the date of this transaction, the quoted market price of China Water common stock was $7.70 per share.

•

Between August 31, 2007 and January 24, 2008, the date of the secured convertible notes transaction, an additional 448,481 shares were publicly traded on the OTCBB at an average volume of 4,530 shares per day. The quoted market price during this period ranged from $7.70 on August 31, 2007 down to a low of $5.30 on December 6, 2007 and up to a high of $17.25 on January 24, 2008. During this period of time, no material changes in the business occurred.

John Reynolds

United States Securities and Exchange Commission

September 4, 2008

•

On January 24, 2008, following significant financial and business due diligence by the note investors, China Water issued $50 million aggregate principal amount of secured convertible notes pursuant to a note purchase agreement with Goldman Sachs and other investors. The secured convertible notes were convertible into common stock at a conversion price of $4.25 per share, or a total of 11,764,706 shares. Based on a listing of all senior convertible note issuances that came to market between January 1, 2007 and August 13, 2008 (which the Company has included as Attachment A), the conversion price of the underlying common stock in such transactions reflects a mean premium of 29.35% to the value of the underlying common stock and a median premium of 27.50%, with a premium range from 12% to 100%. Based on this data, the senior secured convertible note conversion price of $4.25 would imply a fair value of the underlying China Water common stock of $3.33 per share at the median premium and of $3.80 at the low premium. Accordingly, China Water believes that the fair value of the underlying common stock at the time of the secured notes transaction was approximately in the range of $3.33 to $3.80 per share.

•

After giving effect to the secured convertible notes transaction, between May 31, 2007 and January 24, 2008, there were a total of 469,336 shares publicly traded on the OTCBB at prices ranging from $5.00 to $17.25 per share. During the same period, in connection with the May 31, 2007 financing, the August 2007 Pilpol transaction, and the secured convertible notes transaction, China Water had issued 22,388,060 shares at $1.34 per share, agreed to issue 1,523,578 at a price of $3.50 per share, and agreed to issue 11,764,706 shares at a conversion price of $4.25 per share, reflecting an underlying fair value of the common stock of $3.50 per share. Accordingly, during that time period, China Water issued or agreed to issue 35,676,344 shares of common stock at fair values of $3.50 or less, compared to 469,336 shares of common stock that were traded on the OTCBB at prices of $5.00 or higher.

Based on the foregoing, and also noting that:

•	China Water’s public float was less than 150,000 shares, or approximately 0.17% of China Water’s then outstanding shares of common stock;

•

the average daily trading volume for China Water’s common stock on the OTCBB from May 31, 2007 to the closing date of the China Bottles investment (August 31, 2007) was less than 316 shares, representing less than 0.001% of China Water’s then outstanding shares of common stock; and

•

the total number of shares traded on OTCBB from the reverse merger to the closing date of the China Bottles investment (August 31, 2007) was 20,855, whereas the total number of shares issued in the two private transactions was 23,911,638.

China Water determined that its quoted market price on any given date did not reflect the fair value of its common stock. In particular, China Water determined that the $7.70 quoted market price at August 31, 2007, the date of the China Bottles transaction did not reflect the fair value of its shares at that date, and that the fair value of its shares on that date could be more accurately derived from the range of the two private transactions that had occurred leading up to the China Bottles transaction. In this regard, China Water believed that $3.50 per share value negotiated in the Pilpol transaction on August 15, 2007 reflected a reasonable fair value determination for its common stock.

After reaching this conclusion, China Water looked at a number of different measures to corroborate its conclusion that the quoted market price of its common stock on August 31, 2007 did not reflect fair value, and that actual fair value was $3.50 per share. In this regard, China Water considered that:

•

Five transactions that involved the first round of institutional financing for Chinese-based, OTCBB-quoted companies following their reverse merger occurred prior to China Water’s May 2007 financing. These financings were done at discounts to the quoted market price of such companies ranging from 43.6% up to 80.3%. A list of these companies is set forth as Attachment B.

John Reynolds

United States Securities and Exchange Commission

September 4, 2008

Based on its quoted market price at May 31, 2007 of $5.00, the $1.34 per share at which China Water common stock was issued in its May 2007 financing reflected a discount of 73.2%. In this regard, China Water believed it was relevant to review this group of companies because, regardless of industry, as China-based, reverse merger companies they shared key characteristics with China Water, including overall risks of doing business in China, their short operating histories, and the restrictions associated with former shell companies.

•

At the time of the China Bottles transaction, China Water’s reported net income for 2006 was $6.3 million, its projected net income for 2007 was $19 million, its projected earnings per share for 2007 were $0.20, and its projected price/earnings ratio was approximately 17x, using a fair value of $3.50 per share.

•

The median price/earnings ratio for comparable companies in the beverage industry for 2007 was 28.6x, and the range was 14.0x to 39.8x (see Attachment C). At the median ratio and using a discount of approximately 40%, China Water’s common stock would have a fair value of approximately $3.43.

The information prepared by China Water as outlined above was provided to its independent registered public accounting firm (the “auditors”) as objective support for the use of a fair value other than quoted market price per share. China Water understands that this information was tested by the auditors by agreeing the information outlined in the fact pattern to the transaction agreements and the disclosures in the financial statements, and reviewing the quoted market prices and volumes traded to published quotations. In addition, in connection with performing its procedures, the auditors had numerous verbal communications with management of China Water and its investment banking advisors discussing the fact pattern outlined above to help them to obtain a sufficient understanding of the evidence management was considering in making its conclusion. This process involved management providing additional information to the auditors based on questions the auditors asked while performing their audit procedures.

To corroborate management’s conclusion, in addition to obtaining and testing management’s corroborative analysis discussed above, China Water understands that the auditors utilized valuation experts within their firm to independently test the comparable company information, such as enterprise value multiples and financing discounts.

Based on the procedures preformed by the auditors and the evidence they obtained in connection with their audit, China Water understands that the auditors were able to conclude that the value of China Water’s common stock as determined by management approximated a value the auditors believed would represent the fair value of the stock at the date of the relevant transactions. The auditors concluded in this specific circumstance, the quoted market price on the date of the transactions did not reflect the fair value of China Water’s common stock.

Staff Comment:

7. We note your response to comment 38 of our letter dated August 15, 2008. Please file an Item 4.02 Form 8-K to report the China Water restatement related to your investment in equity investee. Please refer to Question 101.01 of the SEC Exchange Act Form 8-K interpretations, which is available at http://ww.sec.gov/divisions/corpfin/guidance/8-kinterp.htm.

Company Response:

In response to the Staff’s comment, China Water will file an Item 4.02 Form 8-K to report its restatement related to its investment in China Bottles.

John Reynolds

United States Securities and Exchange Commission

September 4, 2008

Note 14—Stockholders’ Equity, page F-47

Staff Comment:

8. We note in the third paragraph of page F-48 that Mr. Xu Hong Bin, China Water’s president, agreed to transfer shares of common stock owned by him to the investors of the May 2007 sale in the event that China Water does not meet certain performance targets for each of the fiscal years ended December 31, 2007, and 2008. Please tell us how you considered the guidance in paragraph 11 of SFAS 123(R) and SAB Topic 5:T in determining whether this agreement represents a compensatory arrangement that is, in substance, a capital contribution of common share by Mr. Xu Hong Bin and then a share-based payment to him for services rendered. In addition, reconcile the number of shares subject to the escrow arrangement with the disclosure on page 106.

Company Response:

The Company acknowledges the Staff’s comment, but respectfully notes that China Water does not believe that the escrow arrangement entered into by Mr. Xu in connection with its May 2007 financing represented a capital contribution to China Water and then a share-based payment back to him for services rendered to China Water in achieving the performance hurdles pursuant to the guidance in paragraph 11 of SFAS 123(R) and SAB Topic 5:T. In this regard:

•

Under the terms of the Make Good Escrow Agreement, dated May 31, 2007, Mr. Xu placed in escrow shares of China Water capital stock that he already owned and as to which he has retained ownership. Section 6 of the Make Good Escrow Agreement provides in relevant part as follows:

“Until such time as (if at all) the Escrow Shares are required to be delivered pursuant to the SPA and in accordance with this Make Good Agreement, any dividends payable in respect of the Escrow Shares and all voting rights applicable to the Escrow Shares shall be retained by the Make Good Pledgor. Should the Escrow Agent receive dividends or voting materials, such items shall not be held by the Escrow Agent, but shall be passed immediately on to the Make Good Pledgor and shall not be invested or held for any time longer than is needed to effectively re-route such items to the Make Good Pledgor. In the event that the Escrow Agent receives a communication requiring the conversion of the Escrow Shares to cash or the exchange of the Escrow Shares for that of an acquiring company, the Escrow Agent shall solicit and follow the written instructions of the Make Good Pledgor; provided that the cash or exchanged shares are instructed to be redeposited into the Escrow Account. Make Good Pledgor shall be responsible for all taxes resulting from any such conversion or exchange.”

Accordingly, under the terms of the Make Good Escrow Agreement, Mr. Xu, as the Make Good Pledgor, retained full ownership and economic rights with respect to the escrowed shares, and the escrow arrangement merely served as a way to facilitate the transfer of shares from Mr. Xu to the investors if the stated milestones were not achieved.

•

Importantly, the escrow arrangement, and the ultimate retention of the shares by Mr. Xu or the transfer of the shares to the investors, is entirely unrelated to Mr. Xu’s continuing employment with China Water. While Mr. Xu certainly is a key to China Water’s success, the escrow arrangement will remain in effect whether or not he is employed by China Water. Accordingly, if the milestones are achieved, physical possession of his shares will be returned whether or not he is employed. As a result, the return of the shares to Mr. Xu from the escrow is not a share-based payment to an employee “in consideration for services rendered” within the meaning of paragraph 11 of SFAS 123(R) or SAB Topic 5:T.

John Reynolds

United States Securities and Exchange Commission

September 4, 2008

In response to the Staff’s comment, the Company will reconcile the number of shares subject to the escrow arrangement with the disclosure on page 106.

China Water & Drinks, Inc. Consolidated Financial Statements for the Six Months Ended June 30, 2008 and 2007, page F-51

Note 9—Lines of Credit and Long-Term Debt, page F-65

Convertible Notes Payable, page F-65

Staff Comment:

9. We note your response to comment 44 of our letter dated August 15, 2008. As indicated in footnote 3 of EITF 98-5, if a quoted market price is not available, the estimate of fair value should be based on the best information available in the circumstances. Since a quoted market price for China Water is available, regardless of how active the trading is in the market, it should be used in calculating the beneficial conversion feature. Please revise your financial statements to record a beneficial conversion feature for the difference between the conversion price and the quoted market price of China Water’s common stock, multiplied by the number of shares into which the security is convertible.

Company Response:

The Company acknowledges the Staff’s comment, and notes that, for the reasons stated in the response to Staff Comment No. 6 above, China Water does not believe that quoted market price of its common stock at the time of the senior secured convertible notes transaction reflected the fair value of its common stock, and, in fact, that the fair value of its common stock at such date was less than the stated conversion price.

* * * *

As noted above, this letter sets forth the Company’s responses to Staff Comment Nos. 6-9. Following the submission of this letter, the Company intends to submit an additional response letter responding to Staff Comments Nos. 1-5 and 10 and to file an Amendment No. 3 to the Registration Statement on Form S-4 containing appropriate modifications in response to such comments.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (760) 341-3606.

Sincerely, Heckmann Corporation

By:	/s/ DONALD G. EZZELL
Name:	Donald G. Ezzell
Its:	Vice President, General Counsel and Secretary

John Reynolds

United States Securities and Exchange Commission

September 4, 2008

Enclosures

cc:	DLA Piper US LLP
Steven D. Pidgeon, Esq. (via e-mail: steven.pidgeon@dlapiper.com)
David P. Lewis, Esq. (via e-mail: david.lewis@dlapiper.com)

Thelen Reid Brown Raysman & Steiner LLP
Richard S. Green, Esq. (rgreen@thelen.com)
Joseph R. Tiano, Jr., Esq. (jtiano@thelen.com)

Attachment A

Senior Convertible Note Issuances (2007-2008YTD)

Date Announced	Issuer Name	Issuer Ticker	Underlying Sector	Principal Amount	Coupon	Initial Premium
08/13/08	Boston Properties	BXP	Real Estate	$650	3.63%	20.0%
08/11/08	China Medical Technologies	CMED	Health Care	$240	4.00%	22.5%
08/11/08	RadioShack	RSH	Retail & Consumer	$325	3.25%	32.5%
08/05/08	Massey Energy	MEE	Industrials	$600	3.25%	42.5%
07/30/08	Afilliated Managers Group	AMG	Financials	$400	3.95%	40.0%
07/28/08	PSS World Medical	PSSI	Health Care	$200	3.13%	27.5%
07/23/08	Alliance Data Systems	ADS	Technology	$700	1.75%	22.5%
07/16/08	Sino-Forest Corporation	TRE.CN	Industrials	$300	5.00%	35.0%
07/15/08	Trina Solar Limited	TSL	Technology	$120	4.00%	21.0%
06/30/08	Smithfield Foods	SFD	Retail & Consumer	$350	4.00%	30.0%
06/17/08	MF Global	MF	Financials	$150	9.00%	22.2%
06/12/08	Energy Conversion Devices	ENER	Technology	$275	3.00%	27.5%
06/10/08	Insulet Corp	PODD	Health Care	$65	5.38%	34.0%
06/09/08	Sotheby’s	BID	Retail & Consumer	$175	3.13%	32.5%
06/03/08	NetApp	NTAP	Technology	$1,100	1.75%	35.0%
05/27/08	JetBlue Airways	JBLU	Industrials	$88	5.50%	20.0%
05/27/08	JetBlue Airways	JBLU	Industrials	$88	5.50%	22.5%
05/27/08	Hercules Offshore	HERO	Energy	$250	3.38%	47.5%
05/21/08	Rite Aid	RAD	Retail & Consumer	$150	8.50%	27.5%
05/21/08	Carrizo Oil & Gas	CRZO	Energy	$325	4.38%	47.5%
05/20/08	Patriot Coal	PCX	Industrials	$175	3.25%	40.0%
05/19/08	Enersys	ENS	Industrials	$150	3.38%	40.0%
05/14/08	Shengdatech	SDTH	Technology	$85	6.00%	18.0%
05/12/08	JA Solar	JASO	Technology	$350	4.50%	32.5%
05/12/08	SBA Communications	SBAC	Media & Telecom	$500	1.88%	20.0%
05/07/08	TTM Technologies	TTMI	Technology	$135	3.25%	27.5%
05/05/08	Synnex	SNX	Technology	$105	4.00%	35.0%
04/30/08	Prologis	PLD	Real Estate	$500	2.63%	21.3%
04/22/08	Airtran Holdings	AAI	Industrials	$65	5.50%	20.0%
04/15/08	Kinetic Concepts	KCI	Health Care	$600	3.25%	27.5%
04/08/08	LDK Solar	LDK	Technology	$400	4.75%	25.0%
04/01/08	Alpha Natural Resources	ANR	Industrials	$250	2.38%	32.5%
03/31/08	SVB Financial Group	SIVB	Financials	$200	3.88%	23.5%
03/26/08	PHH Corp	PHH	Services	$220	4.00%	20.6%
03/19/08	NovaGold Resources	NG	Industrials	$95	5.50%	35.0%
03/12/08	Coeur D’Alene Mines	CDE	Industrials	$200	3.25%	30.0%
03/11/08	Raser Technologies	RZ	Industrials	$50	8.00%	20.0%
03/11/08	Suntech Power	STP	Technology	$500	3.00%	36.0%
03/06/08	Stillwater Mining	SWC	Industrials	$165	1.88%	28.0%
03/04/08	Regal Entertainment	RGC	Retail & Consumer	$190	6.25%	18.0%
03/04/08	Bill Barrett	BBG	Energy	$150	5.00%	50.0%
03/03/08	Central European Media	CETV	Media & Telecom	$425	3.50%	25.0%
03/03/08	Central European Distribution	CEDC	Retail & Consumer	$310	3.00%	29.1%
03/03/08	Nuvasive	NUVA	Health Care	$200	2.25%	27.5%
02/26/08	National Retail Properties	NNN	Real Estate	$220	5.13%	15.0%
02/20/08	Silver Standard Resources	SSRI	Industrials	$120	4.50%	30.0%
02/20/08	Nasdaq Stock Market	NDAQ	Financials	$425	2.50%	40.0%
02/05/08	Flotek Industries	FTK	Industrials	$100	5.25%	30.0%
02/05/08	Qimonda	QI	Technology	$218	6.75%	46.0%
02/05/08	Radisys	RSYS	Technology	$50	2.75%	27.0%

Date Announced	Issuer Name	Issuer Ticker	Underlying Sector	Principal Amount	Coupon	Initial Premium
02/04/08	GMX Resources	GMXR	Energy	$105	5.00%	30.0%
02/04/08	Chiquita Brands	CQB	Retail & Consumer	$175	4.25%	32.5%
02/04/08	AAR Corp	AIR	Industrials	$100	2.25%	27.5%
02/04/08	AAR Corp	AIR	Industrials	$125	1.63%	27.5%
01/23/08	Kinross Gold Corp	KGC	Industrials	$420	1.75%	40.0%
01/22/08	National City	NCC	Financials	$1,250	4.00%	22.5%
12/11/07	Yingli Green Energy	YGE	Technology	$150	–	40.0%
12/10/07	Great Atlantic & Pacific Tea	GAP	Retail & Consumer	$230	6.75%	35.0%
12/10/07	Great Atlantic & Pacific Tea	GAP	Retail & Consumer	$150	5.13%	30.0%
12/06/07	Prudential Financial	PRU	Financials	$3,000	L-163	35.0%
12/03/07	Transocean	RIG	Energy	$2,000	1.63%	32.5%
12/03/07	Transocean	RIG	Energy	$2,000	1.50%	32.5%
12/03/07	Transocean	RIG	Energy	$2,000	1.50%	32.5%
12/03/07	Hologic	HOLX	Health Care	$1,500	2.00%	25.0%
11/30/07	Canadian Solar	CSIQ	Energy	$75	6.00%	12.0%
11/19/07	Wright Medical Group	WMGI	Health Care	$150	2.63%	25.0%
11/13/07	Affymetrix	AFFX	Health Care	$275	3.50%	39.0%
10/31/07	Prologis	PLD	Real Estate	$1,000	1.88%	20.0%
10/23/07	Golden Star Resources	GSS	Industrials	$125	4.00%	31.0%
10/10/07	Morgans Hotel Group	MHGC	Real Estate	$150	2.38%	22.5%
10/09/07	Rayonier	RYN	Industrials	$250	3.75%	22.0%
10/09/07	iStar Financial	SFI	Financials	$800	L+50	30.0%
10/03/07	Molina Healthcare	MOH	Health Care	$175	3.75%	36.0%
10/01/07	CapLease	LSE	Real Estate	$75	7.50%	15.0%
09/26/07	General Cable	BGC	Technology	$450	1.00%	27.5%
09/24/07	Standard Pacific	SPF	Real Estate	$100	6.00%	24.1%
09/14/07	USEC Inc	USU	Energy	$500	3.00%	22.5%
08/23/07	Anthracite Capital	AHR	Real Estate	$60	11.75%	17.5%
08/13/07	VeriSign	VRSN	Technology	$1,100	3.25%	20.0%
07/31/07	Horizon Lines	HRZ	Industrials	$300	4.25%	30.0%
07/24/07	International Coal Group	ICO	Industrials	$198	9.00%	45.0%
07/23/07	CapitalSource	CSE	Real Estate	$250	7.25%	35.0%
07/23/07	Evergreen Energy	EEE	Energy	$95	8.00%	40.0%
07/22/07	Global Industries	GLBL	Energy	$325	2.75%	32.5%
07/19/07	SunPower	SPWR	Energy	$200	0.75%	27.5%
07/16/07	Health Care REIT	HCN	Real Estate	$400	4.75%	23.8%
07/16/07	KKR Financial Holdings	KFN	Financials	$300	7.00%	30.0%
07/10/07	Newmont Mining	NEM	Industrials	$500	1.63%	15.0%
07/10/07	Newmont Mining	NEM	Industrials	$500	1.25%	15.0%
07/09/07	Live Nation	LYV	Media & Telecom	$200	2.88%	27.5%
07/09/07	Kendle International	KNDL	Health Care	$175	3.38%	32.5%
07/09/07	Sonosite	SONO	Health Care	$200	3.75%	22.0%
06/27/07	Boston Private Financial Holdings	BPFH	Financials	$250	3.00%	22.5%
06/26/07	Tektronix	TEK	Technology	$300	1.63%	15.0%
06/26/07	Gannett	GCI	Retail & Consumer	$1,000	1 MO L-.23%	70.0%
06/26/07	GSI Commerce	GSIC	Retail & Consumer	$125	2.50%	23.2%
06/20/07	Stewart Enterprises	STEI	Retail & Consumer	$125	3.38%	32.5%
06/20/07	Stewart Enterprises	STEI	Retail & Consumer	$125	3.13%	32.5%
06/20/07	Dollar Financial	DLLR	Financials	$175	2.88%	32.5%
06/18/07	VeriFone	PAY	Technology	$275	1.38%	20.0%
06/13/07	Iconix Brand Group	ICON	Retail & Consumer	$250	1.88%	30.0%
06/13/07	Aspect Medical Systems	ASPM	Health Care	$110	2.50%	22.5%
06/11/07	Molson Coors Brewing	TAP	Retail & Consumer	$500	2.50%	25.0%

Date Announced	Issuer Name	Issuer Ticker	Underlying Sector	Principal Amount	Coupon	Initial Premium
06/05/07	Integra Lifesciences	IART	Health Care	$150	2.75%	27.5%
06/05/07	Integra Lifesciences	IART	Health Care	$150	2.38%	27.5%
06/04/07	Amylin Pharmaceuticals	AMLN	Health Care	$500	3.00%	40.0%
05/29/07	Luminent Mortgage Capital	LUM	Financials	$90	8.13%	22.5%
05/23/07	General Motors	GM	Industrials	$1,305	1.50%	20.0%
05/22/07	Spartan Stores	SPTN	Retail & Consumer	$95	3.38%	37.0%
05/16/07	Countrywide Financial Corp (B)	CFC	Financials	$2,000	L-225	45.0%
05/16/07	Countrywide Financial Corp (A)	CFC	Financials	$2,000	L-350	30.0%
05/09/07	Addax Petroleum	AXC.CN	Energy	$275	3.75%	40.0%
05/08/07	Alesco Financial	AFN	Financials	$115	7.63%	22.5%
05/07/07	Chemed Corp	CHE	Health Care	$180	1.88%	22.5%
05/02/07	Sinclair Broadcast Group	SBGI	Media & Telecom	$300	3.00%	33.3%
05/01/07	Epicor Software	EPIC	Technology	$200	2.38%	30.0%
04/23/07	Advanced Micro Devices	AMD	Technology	$2,000	6.00%	100.0%
04/23/07	Charming Shoppes	CHRS	Retail & Consumer	$250	1.13%	21.0%
04/18/07	St Jude Medical	STJ	Health Care	$1,000	1.22%	20.0%
04/17/07	Linear Technology Corporation (Tranche A)	LLTC	Technology	$1,000	3.00%	38.7%
04/17/07	Linear Technology Corporation (Tranche B)	LLTC	Technology	$700	3.13%	40.0%
04/17/07	Delta Petroleum	DPTR	Energy	$100	3.75%	48.0%
04/16/07	Lawson Software	LWSN	Technology	$240	2.50%	35.0%
04/11/07	RAIT Financial Trust	RAS	Real Estate	$350	6.88%	27.5%
04/11/07	Franklin Bank Corp	FBTX	Financials	$100	4.00%	40.1%
04/10/07	Trizetto Group Inc	TZIX	Health Care	$200	1.13%	17.5%
04/04/07	General Mills Inc	GIS	Retail & Consumer	$1,000	1MO L-.07%	69.6%
04/03/07	Chattem Inc	CHTT	Retail & Consumer	$85	1.63%	24.0%
03/29/07	St Mary Land & Explor Co	SM	Energy	$250	3.50%	48.0%
03/28/07	Eddie Bauer Holdings Inc	EBHI	Retail & Consumer	$75	5.25%	25.0%
03/22/07	Amerigroup Corp	AGP	Health Care	$240	2.00%	32.5%
03/21/07	Vornado Realty Trust	VNO	Real Estate	$1,400	2.85%	30.0%
03/20/07	Sba Communications Corp	SBAC	Media & Telecom	$300	0.38%	19.0%
03/19/07	Host Hotels & Resorts Inc	HST	Retail & Consumer	$550	2.63%	20.0%
03/19/07	Viropharma Inc	VPHM	Health Care	$225	2.00%	32.5%
03/19/07	Prologis	PLD	Real Estate	$1,100	2.25%	20.0%
03/12/07	Asbury Automotive Group Inc	ABG	Retail & Consumer	$100	3.00%	22.5%
03/12/07	Macerich Co	MAC	Real Estate	$800	3.25%	20.0%
03/08/07	West Pharmaceutical Svsc Inc	WST	Health Care	$150	4.00%	32.5%
03/07/07	Privatebancorp Inc	PVTB	Financials	$100	3.63%	27.5%
03/06/07	Cypress Semiconductor	CY	Technology	$500	1.00%	26.5%
03/01/07	Hospitality Properties Trust	HPT	Real Estate	$500	3.80%	15.8%
02/20/07	Mylan Inc	MYL	Health Care	$550	1.25%	15.0%
02/12/07	Anixter International	AXE	Technology	$275	1.00%	15.0%
02/12/07	Illumina Inc	ILMN	Health Care	$350	0.63%	25.0%
02/06/07	Suntech Power Holdings -Adr	STP	Energy	$425	0.25%	30.0%
02/05/07	Arvinmeritor Inc	ARM	Retail & Consumer	$175	4.00%	37.5%
02/05/07	Conceptus Inc	CPTS	Health Care	$75	2.25%	30.0%
02/01/07	Borland Software	BORL	Technology	$175	2.75%	25.0%
01/31/07	Trico Marine	TRMA	Energy	$125	3.00%	39.0%
01/31/07	U S Bancorp	USB	Financials	$3,000	L-175	15.0%
01/30/07	Kyphon Inc	KYPH	Health Care	$175	1.25%	24.0%
01/30/07	Kyphon Inc	KYPH	Health Care	$175	1.00%	24.0%
01/29/07	Sunpower Corp	SPWR	Energy	$175	1.25%	27.5%
01/23/07	Covanta Holding	CVA	Energy	$325	1.00%	20.0%
01/16/07	Washington Reit	WRE	Real Estate	$135	3.88%	22.0%
01/09/07	Alexandria R E Equities Inc	ARE	Real Estate	$400	3.70%	20.0%

			Mean	$422.2	3.51%	29.35%
			Median	$240.0	3.25%	27.50%
			High	$3,000.0	11.75%	100.00%
			Low	$50.0	–	12.00%

Attachment B

China Reverse Merger Analysis

Name	Closing Ticker	Closing Date	Current Ticker	Deal Pricing Discount
				2007
Millennium Quest Inc.	MLQT	05/03/07	ALRC	43.6%
Concept Ventures Corporation	CNVN	02/16/07	CRTP	58.9%
United National Film Corporation	UNTF	02/08/07	WUHN	80.3%
Irish Mag, Inc.	IRHM	02/06/07	CPBY	75.4%
Bronze Marketing, Inc.	BNZE	02/01/07	SUTR	47.9%

Attachment C

China Water and Drinks Inc.

Comparable Company Analysis

Company	Ticker	Price @ 08/31/07	Shares Out	Market Cap[1]	Enterprise Value[2]	Revenue[3]				EBITDA[3]				EPS[3]
						TTM		2007		TTM		2007		TTM		2007
*Figures in millions, except per share and multiple data

Compania Cervecerias Unidas S.A.	NYSE:CU	$7.34	318.5	$2,336.7	$2,666.8	$1,205.3		$1,191.8		$288.2		$281.2		0.42		0.43
Cott Corp.	TSX:BCB	11.21	71.9	805.9	1,231.7	1,774.3		1,804.8		133.7		151.3		(0.19)		0.40
Embotelladora Andina S.A.	AKO.A	17.70	126.7	2,242.8	2,303.6	1,226.8		1,147.5		276.5		263.4		1.29		1.26
Hansen Natural Corporation	HANS	44.91	91.2	4,094.0	3,896.5	740.6		885.1		184.1		247.8		1.09		1.52
Jones Soda Co.[6]	JSDA	10.80	26.1	282.2	252.4	42.4		50.9		1.4		2.2		0.09		0.08
National Beverage Corp.	FIZZ	10.52	45.6	479.7	403.9	540.7		600.5		43.4		51.7		0.48		0.57
Reddy Ice Holdings, Inc.	FRZ	28.93	21.8	630.9	1,011.6	331.7		350.5		78.9		86.3		0.57		0.73
China Huiyuan Juice Group Limited	SEHK:1886	1.31	1,447.5	1,896.2	1,780.0	308.6		386.7		60.0		69.4		0.06		0.04
Tingyi Cayman Islands Holding Corp.	SEHK:322	1.44	5,588.7	8,028.3	8,238.3	2,723.2		3,173.0		396.7		460.5		0.03		0.05

China Water and Drinks Inc.[4,5]	CWDK	$3.50	95.8	$335.4	$322.8	$35.7		$68.5						$0.13		$0.20

						Enterprise Value /								Price / Earnings[3]
Company	Ticker	Price @ 08/31/07	Shares Out	Market Cap[1]	Enterprise Value[2]	Revenue[3]				EBITDA[3]
						TTM		2007		TTM		2007		TTM		2007
*Figures in millions, except per share and multiple data

Compania Cervecerias Unidas S.A.	NYSE:CU	$7.34	318.5	$2,336.7	$2,666.8	2.2	x	2.2	x	9.3	x	9.5	x	17.5	x	17.2	x
Cott Corp.	TSX:BCB	11.21	71.9	805.9	1,231.7	0.7		0.7		9.2		8.1		NM		27.9
Embotelladora Andina S.A.	AKO.A	17.70	126.7	2,242.8	2,303.6	1.9		2.0		8.3		8.7		13.7		14.0
Hansen Natural Corporation	HANS	44.91	91.2	4,094.0	3,896.5	5.3		4.4		21.2		15.7		41.2		29.5
Jones Soda Co.[6]	JSDA	10.80	26.1	282.2	252.4	5.9		5.0		NM		NM		NM		NM
National Beverage Corp.	FIZZ	10.52	45.6	479.7	403.9	0.7		0.7		9.3		7.8		21.9		18.5
Reddy Ice Holdings, Inc.	FRZ	28.93	21.8	630.9	1,011.6	3.1		2.9		12.8		11.7		50.7		39.8
China Huiyuan Juice Group Limited	SEHK:1886	1.31	1,447.5	1,896.2	1,780.0	5.8		4.6		29.7		25.6		21.8		34.5
Tingyi Cayman Islands Holding Corp.	SEHK:322	1.44	5,588.7	8,028.3	8,238.3	3.0		2.6		20.8		17.9		45.0		29.3

					Median	3.0		2.6		11.1		10.6		21.9		28.6

1	Market capitalization defined as the current stock price at August 31, 2007 multiplied by the current number of shares outstanding

2	Enterprise value defined as market capitalization at August 31, 2007 plus total debt, preferred stock and minority interest less cash, cash equivalents and short-term investments

3	Capital IQ consensus estimates

4	Shares outstanding includes 94.5 mm basic shares, 1.2 mm shares underlying warrants (using treasury stock method)

5	Estimates per company

Description of companies
Compania Cervecerias Unidas S.A.	The Company's product mix includes beer, soft drinks, mineral water, wine, pisco and nectars.
Cott Corp.	Non-alcoholic beverage company and provider of retailer brand soft drinks.
Embotelladora Andina S.A.	The Company's principal business is the production and distribution of Coca-Cola soft drinks.
Hansen Natural Corporation	Develops, markets, sells and distributes alternative beverage category natural sodas, fruit juices and juice drinks, energy drinks and energy sports drinks.
Jones Soda Co.[6]	Develops, produces, markets and distributes alternative beverages in six beverage brands.
National Beverage Corp.	Develops, manufactures, markets and distributes a portfolio of beverage products.
Reddy Ice Holdings, Inc.	Manufacturer and distributor of packaged ice.
China Huiyuan Juice Group Limited	Engaged in the manufacturing and sales of juice beverages.
Tingyi Cayman Islands Holding Corp.	Specializes in the production and distribution of instant noodles, beverages and baked goods.